Exhibit 12.01

NUSTAR ENERGY L.P.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars, Except Ratio)

	Year Ended December 31,
	2009		2008		2007		2006		2005

Earnings:
Income from continuing operations before provision for income taxes and income from equity investees	$225,791		$256,994		$154,913		$149,885		$110,069

Add:
Fixed charges	102,781		113,959		91,594		75,829		46,211
Amortization of capitalized Interest	553		440		255		126		80
Distributions from joint ventures	9,700		2,835		544		5,268		4,657
Less: Interest capitalized	(1,650)		(5,108)		(5,995)		(1,758)		(1,008)

Total earnings	$337,175		$369,120		$241,311		$229,350		$160,009

Fixed charges:
Interest expense (1)	$78,622		$92,971		$77,584		$68,241		$41,616
Amortization of debt issuance costs	910		815		1,030		726		622
Interest capitalized	1,650		5,108		5,995		1,758		1,008
Rental expense interest factor (2)	21,599		15,065		6,985		5,104		2,965

Total fixed charges	$102,781		$113,959		$91,594		$75,829		$46,211

Ratio of earnings to fixed charges	3.3	x	3.2	x	2.6	x	3.0	x	3.5	x

(1)	The “Interest expense, net” reported in NuStar Energy L.P.’s consolidated statement of income for the years ended December 31, 2009, 2008 and 2007 includes investment income of $0.1 million, $3.0 million and $2.1 million, respectively.
(2)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.